Exhibit 99.1

AMENDMENT TO AMENDED AND RESTATED PROMISSORY NOTE

THIS AMENDMENT TO AMENDED AND RESTATED PROMISSORY NOTE (the “Amendment”), dated as of January 11, 2026 (the “Effective Date”), is entered into by and between Nam Tai Property Inc., a business company organized under the laws of the British Virgin Islands (“Company”) and IAT Insurance Group, Inc., a North Carolina corporation (“Holder”). All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Note (as defined below).

WHEREAS, Company executed and delivered a Promissory Note dated as of January 11, 2022 for the benefit of Holder in the principal amount of $15,000,000 (the “Original Note”).

WHEREAS, Company executed and delivered an Amended and Restated Promissory Note dated April 1, 2023 for the benefit of Holder in the principal amount of $12,000,000 (the “AR Note”, and together with the Original Note, the “Note”).

WHEREAS, the Adjusted Principal Balance as of the Effective Date is $15,750,298.62 and the accrued interest is $47,466.65.

WHEREAS, Holder and Company desire to amend the Note as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

Section 1. Amendments.

(a)	Section 2.1 of the Note is hereby amended and restated in its entirety as follows:

2.1 Principal. The Adjusted Principal Balance shall be due and payable in immediately available funds in its entirety on or prior to the earlier of (i) January 11, 2026 (the “Initial Maturity Date”), or (ii) the date that the Loans shall become due and payable in full hereunder, whether by acceleration or otherwise (such earlier date, the “Maturity Date”), at which time this Note shall terminate (if it has not previously terminated in accordance with the terms hereof) and the Holder shall have no further obligations to make Loans hereunder. Amounts borrowed and repaid under this Note may not be reborrowed hereunder. The Adjusted Principal Balance may at times exceed the Commitment and the Maximum Commitment.

(b)	Section 2.5 of the Note is hereby amended and restated in its entirety as follows:

2.5 Prepayments. The Adjusted Principal Balance of the Loans may be repaid or prepaid by the Company at any time.

Section 2. Automatic Extension of Initial Maturity Date. On the Effective Date, the Company and the Holder agree that the Initial Maturity Date shall be automatically extended for additional ninety (90) day periods (each a “Rollover Period”) unless, at least sixty (60) days prior to the expiration of any Rollover Period, the Holder delivers a written notice (the “Call Notice”) to the Company demanding repayment of the Note, in which case the Initial Maturity Date will not be further extended to the next Rollover Period. By way of illustration, the first Rollover Period shall begin on January 12, 2026 and expire on April 11, 2026 in the event the Holder delivers a Call Notice to the Company by February 10, 2026; provided that if no such Call Notice is delivered to the Company by February 10, 2026, the Initial Maturity Date shall be automatically extended to July 11, 2026.

Section 3. Miscellaneous.

(a)	Except as expressly amended and modified by this Amendment, the Note is and shall continue to be in full force and effect in accordance with the terms thereof.

(b)

Except as expressly set forth in this Amendment, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Holder under the Note, nor constitute a waiver of any provision of the Note.

(c)	No modification or waiver of this Amendment will be valid unless in a writing signed by all of the parties.

(d)	This Amendment shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

(e)	This Amendment may be executed by the parties hereto in counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(f)	This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to principles of conflicts of law.

(g)	The headings contained in this Amendment are for ease of reference only and shall not be considered in construing this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized representatives, all as of the day and year first above written.

Company:

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer

Holder:

IAT INSURANCE GROUP, INC.

By:	/s/ David Pirrung
Name:	David G. Pirrung
Title:	Chief Financial Officer